UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Río Negro 1338, First Floor

Montevideo, Uruguay, 11100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated February 2, 2026 titled “Arcos Dorados Increases the Efficiency of its Capital Structure”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Roman Ajzen
	Name:	Roman Ajzen
	Title:	Chief Legal Officer

Date: February 2, 2026

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS INCREASES THE EFFICIENCY OF ITS CAPITAL STRUCTURE

The Company’s Brazilian subsidiary borrowed $150 million in December 2025

The proceeds will fund a Tender Offer of up to $150 million of the Company’s Sustainability-Linked Senior Notes due 2029

Montevideo, Uruguay, February 2, 2026 – Arcos Dorados Holdings Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest independent McDonald’s franchisee, announced on January 30, 2026, a proposed financing transaction designed to increase the efficiency of its capital structure. The combination of borrowing by its Brazilian subsidiary and the proposed tender offer for up to a corresponding amount of its 6.125% Sustainability-Linked Senior Notes due 2029 (the “2029 Notes”) is expected to reduce the Company’s total cost of financing without significantly impacting the average maturity and foreign currency exposure of its long-term debt or its net financial leverage.

In December 2025, Arcos Dorados’ Brazilian subsidiary secured $150 million in new bank debt, due in 2029. The Company and its Brazilian subsidiary entered into certain derivative instruments in order to manage the interest rate and maintain the foreign currency exposure of its long-term debt. As a result of these transactions, the new bank debt has an estimated US dollar cost of 2.53%.

The proceeds of the new bank debt will be used to fund a tender offer of up to $150 million of the Company’s 2029 Notes, which was announced on January 30, 2026. Importantly, the Company believes it is on track to meet the Sustainability Performance Targets applicable to the 2029 Notes.

In the event of a full acceptance of the tender offer, the Company expects the result of the transactions will lower the average US dollar cost of its long-term debt by approximately 55 basis points.

“We seek to maintain an efficient capital structure to support Arcos Dorados’ goal to capture the maximum potential of the McDonald’s brand in the twenty-one countries and territories where we operate. Today’s announcement demonstrates our ability to take advantage of market opportunities to capture additional efficiencies while further aligning our capital structure with our long-term strategy,” said Mariano Tannenbaum, Arcos Dorados’ Executive Vice President and Chief Financial Officer.

For more details on the tender offer, please refer to the 6-K furnished to the U.S. Securities and Exchange Commission on January 30, 2026.

Investor Relations Contact Dan Schleiniger VP of Investor Relations Arcos Dorados daniel.schleiniger@mcd.com.uy	Media Contact David Grinberg VP of Corporate Communications Arcos Dorados david.grinberg@mcd.com.uy

Follow us on:

About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and sub-franchise McDonald’s restaurants in 21 Latin American and Caribbean countries and territories. Arcos Dorados and its sub-franchisees together operate more than 2,500 restaurants and have more than 100,000 employees (as of 12/31/2025). The Company is committed to the development of the communities in which it operates by providing young people their first formal job opportunities and utilizing its Recipe for the Future to achieve a positive environmental impact. Arcos Dorados is listed for trading on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: https://ir.arcosdorados.com/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects and cost of capital. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the SEC. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

2